EXHIBIT (a)(1)(L)

FOR IMMEDIATE RELEASE

Contact: Winnie Lerner/Tom Johnson

Abernathy MacGregor Group

212/371-5999

TRACINDA CORPORATION ANNOUNCES PRELIMINARY RESULTS OF ITS

TENDER OFFER FOR FORD MOTOR COMPANY COMMON STOCK

LOS ANGELES, CA—June 10, 2008—Tracinda Corporation announced today the preliminary results of its cash tender offer for up to 20,000,000 shares of Ford Motor Company (NYSE: F) common stock, which expired at 5:00 p.m., New York City time, on Monday, June 9, 2008. Based on the preliminary count, subject to final verification, approximately 1,016,959,620 shares of Ford’s common stock were tendered, including approximately 240,549,802 shares tendered by notices of guaranteed delivery.

Tracinda will purchase 20,000,000 shares of Ford’s common stock in the tender offer at a purchase price of $8.50 per share, for a total purchase price of $170,000,000. Because the number of shares tendered exceeded the number of shares that Tracinda offered to purchase, the resulting estimated proration factor is approximately 1.97% of the shares tendered.

The number of shares tendered and not withdrawn and the proration factor are preliminary and are subject to verification. The actual number of shares validly tendered and not withdrawn and the final proration factor will be announced promptly following completion of the verification process. Promptly after such announcement, the depositary will issue payment for the shares validly tendered and accepted under the tender offer and will return all other shares tendered. Questions regarding the offer should be directed to the information agent, D. F. King & Co., Inc., at (212) 269-5550 for banks and brokerage firms or (800) 859-8511 for all others.

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